Exhibit 99.2

CAMTEK ANNOUNCES 2005 FOURTH QUARTER & FULL YEAR RESULTS

Revenues were $19.4m for Q4, $63.0m for 2005; EPS $0.07

First quarter and full year revenues guidance revised upwards to $22-24m and $90-100m respectively

MIGDAL HAEMEK, Israel – March 2nd, 2005 – Camtek Ltd. (NASDAQ: CAMT), today announced results for the fourth quarter and twelve months ended December 31, 2005.

The company reported near-record revenues for the fourth quarter of 2005 at $19.4 million, up 10% from $17.6 million in the fourth quarter of 2004, and sequentially up 10% from $17.7 million in the quarter ended September 30, 2005.

Gross profit margin for the fourth quarter of 2005 was 49.5% compared to 53.7% for the fourth quarter of 2004, and 48.2% for the third quarter of 2005.

Net profit for the fourth quarter of 2005 was $2.1 million, or $0.07 per share. This compares to a net profit of $3.0 million, or $0.11 per share, in the fourth quarter of 2004. For the third quarter of 2005, net profit was $1.5 million, or $0.06 per share.

Revenues for the twelve-month period ended December 31, 2005 were $63 million, down 6.5% from $67.4 million for the twelve-month period ended December 31, 2004. Gross profit margin for the year 2005 was 48.0%, compared to a 53.5% margin in 2004. Net profit for the twelve-month period ended December 31, 2005 was $2.7 million or $0.10 per share, compared to $10.8 million, or $0.39 per share for the twelve-month period ended December 31, 2004.

Rafi Amit, Camtek’s CEO, commented, “2005 was a good year for us in spite of its slow start. It marked our breakthrough into the semiconductor manufacturing and packaging industry with Falcon sales reaching $19.8 million. In the fourth quarter alone, revenues from Falcon sales reached $9.1 million. We carried out our ambitious penetration plan and won orders from major semiconductor firms worldwide, including 6 of the top-15 manufacturers. These customers chose the Falcon predominantly for its performance and for Camtek’s responsiveness to their needs. Qualification by such corporations with their multiple sites represents a significant potential for follow-on orders with a shorter selling cycle.”

Mr. Amit added, “In the PCB market, which is still a core business for us, we maintained a strong market position during 2005 in spite of the fierce competition.

We expect an increase in demand in the coming quarters, especially from manufacturers of IC high-density (HDI) substrates and fine-line circuits.

We continue to invest R&D efforts in developing advanced capabilities and applications for these segments, where margins are higher and our technological advantages provide us with a greater competitive edge.”

Mr. Amit concluded, “2006 has started stronger than anticipated in both our core markets. We are therefore adjusting our previous first quarter revenue guidance upward from $20-23 million to $22-24 million. Moreover, our strong pipeline and the market feedback we receive, allow us to increase our revenue guidance for the year 2006 from $85-95 million to $90-100 million. We believe that most of the expected growth will come from the semiconductor manufacturing and packaging industry, while our revenues from the PCB industry should grow moderately.”

The company is also announcing that as of March 19, 2006, Mrs. Ronit Dulberg will replace Mr. Moshe Amit as Chief Financial Officer of the Company. Moshe Amit will maintain his current position as Executive Vice President and will handle various tasks as an active member of Camtek’s senior management.

Rafi Amit said, “We welcome Mrs. Dulberg to Camtek. Joining us at a time of rapid growth, Ronit’s skills and vast experience will undoubtedly help her become a major contributor in leading the company toward its goals. Previously, Ronit was Vice President of Finance for Creo Israel, Deputy Managing Director of Finance and Logistics at Micro Swiss Ltd., and CFO for Siemens Data Communication, an Israeli subsidiary of Siemens. Ronit is a CPA, holds a BA in Economics and Accounting, as well as LLM.”

Camtek will host a conference call today, Thursday March 2nd, 2006 at 11:00 a.m. EST. Moshe Amit, Chief Financial Officer, and Yuval Attias, Controller, will be on the call and will be available to answer investor questions after presenting the results.

To participate, please call one of the telephone numbers below at least 5 minutes before the start of the call.

US:	1 866 860 9642	at 11:00 a.m. EST
UK:	0 800 917 5108	at 4:00 p.m. GMT
Israel:	03 918 0610	at 6:00 p.m. Israel time
International:	+972 3 918 0610

For those unable to participate, the teleconference will be available for replay for 14 days on Camtek’s website at www.camtek.co.il beginning 48 hours after the call.

ABOUT CAMTEK LTD.
With headquarters in Migdal Ha’emek Israel, Camtek Ltd., designs, develops, manufactures, and markets automatic optical inspection systems and related products. Camtek’s automatic inspection systems are used to enhance both production processes and yield for manufacturers in the printed circuit board industry, the high density interconnect substrate industry and the semiconductor manufacturing and packaging industry.

This press release is available at www.camtek.co.il

Contact Details

CAMTEK	IR/PR ISRAEL	IR INTERNATIONAL
Moshe Amit, CFO
Tel: +972-4-604-8308	Financial Communication	GK International IR
Fax: +972-4-604 8300	Noam Yellin	Ehud Helft / Kenny Green
Mobile: +972-5-469-4902	Tel: +972 3 6954333	Tel: (US) 1 646 201 9246
mosheamit@camtek.co.il	Fax: +972 544 246720	kenny@gkir.com
ehud@gkir.com

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

CAMTEK LTD.
Consolidated Balance Sheets
(in thousands, except share data)

	December 31, 2004	December 31, 2005

ASSETS

Current assets:
Cash and cash equivalents	9,141	8,714
Marketable Securities	-	2,101
Accounts receivable - trade, net of allowance of $2,236 and $2,206	22,078	26,412
Inventories	24,892	24,942
Due from affiliates	479	290
Other current assets	2,093	2,817

Total current assets	58,683	65,276

Fixed assets, net	9,960	9,963

	68,643	75,239

LIABILITIES

Current liabilities:
Short-term bank credit	2,335	-
Accounts payable	8,215	8,678
Other current liabilities	8,095	8,721

Total current liabilities	18,645	17,399
Convertible Loan	-	5,000

Accrued severance pay, net of amounts funded	222	222

Total liabilities	18,867	22,621

SHAREHOLDERS' EQUITY

Ordinary shares NIS 0.01 par value, authorized 100,000,000 shares, issued 28,085,766 in 2004 and 28,095,516 in 2005, outstanding 27,074,147 in 2004 and 27,083,897 in 2005	125	125
Additional paid-in capital	43,732	43,732
Unearned compensation	(363)	(221)
Accumulated other comprehensive loss:
Unrealized holding loss on marketable securities	-	(2)
Retained earnings	7,275	9,977
Treasury stock, at cost (1,011,619 shares in 2004 and 2005)	(993)	(993)

	49,776	52,618

	68,643	75,239

CAMTEK LTD.
Consolidated Statements of Operations
(in thousands, except per share data)

	Three Months Ended December 31,		Year Ended December 31,
	2004	2005	2004	2005

Revenues	17,589	19,383	67,419	63,032
Cost of revenues	8,150	9,782	31,361	32,781

Gross profit	9,439	9,601	36,058	30,251

Research and development costs	1,888	2,281	7,328	8,469
Selling, general and administrative expenses	4,545	5,233	15,953	18,760

	6,433	7,514	23,281	27,229

Aborted issuance expenses	-	-	1,122	-

Operating income	3,006	2,087	11,655	3,022

Financial and other income (loss), net	(42)	(28)	(359)	(320)

Income before income taxes	2,964	2,059	11,296	2,702

Provision for income taxes	34	-	(499)	-

Net income	2,998	2,059	10,797	2,702

Net income per ordinary share:

Basic	0.11	0.08	0.40	0.10

Diluted	0.11	0.07	0.39	0.10

Weighted average number of ordinary shares
outstanding:

Basic	27,194	27,332	27,114	27,274

Diluted	27,719	27,607	27,800	27,583